UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number 001-37593

BORQS TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Suite 309, 3/F
Dongfeng KASO
Dongfengbeiqiao, Chaoyang District
Beijing 100016, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statement on Form S-8 (File No. 333-257470), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As required by Nasdaq Rule 5250(c)(2), Borqs Technologies Inc. (the “Company”) hereby submits its interim balance sheet and income statement for its second quarter ended on June 30, 2021, and this submission is made within six months following the end of the said quarterly period. The consolidated financial statements contained herein are unaudited and prepared by management of the Company.

BORQS TECHNOLOGIES, INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of US dollar (“US$”), unless otherwise stated)

	As of June 30,
	2020	2021
	US$	US$
ASSESTS
Current assets:
Cash and cash equivalents	1,199	8,792
Accounts receivable	3,289	3,258
Inventories - net	4,209	12,787
Prepaid expenses and other current assets, net	20,728	12,603
Current assets held for sale	5,852	-
Total current assets	35,277	37,440
Non-current assets:
Property and equipment, net	158	255
Intangible assets, net	7,859	2,830
Right of Use Asset	632	681
Deferred tax assets	969	974
Non-current assets held for sale	10,876	-
Total non-current assets	20,494	4,740
Total assets	55,771	42,180
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	22,171	7,157
Accrued expenses and other payables	30,674	15,242
Advances from customers	5,314	4,534
Lease Liabilities- current	818	681
Amount due to related parties-current	3,484	3,133
Income tax payable	1,410	266
Long-term institution borrowings - current portion	11,750	-
Current liabilities held for sale	17,117	-
Total current liabilities	92,738	31,013
Non-current liabilities:
Unrecognized tax benefits	1,987	2,146
Deferred tax liability	1,832	950
Deferred revenues	-	-
Other non-current liabilities	-	-
Long-term payable	119	217
Deferred government grants	-	247
Non-current liabilities held for sale	1,724	-
Total non-current liabilities	5,662	3,560
Total liabilities	98,400	34,573
Commitments and contingencies
Shareholders’ equity
Ordinary shares
Additional paid-in capital	174,941	232,932
Subscription receivables	(15,287)	(19,367)
Statutory reserve	2,097	1,872
Accumulated deficit	(199,358)	(207,717)
Accumulated other comprehensive loss	(1,407)	-
Total Borqs Technologies, Inc. shareholders’ equity	(39,014)	7,720
Noncontrolling interest	(3,615)	(113)
Total shareholders’ equity	(42,629)	7,607
Total liabilities and shareholders’ equity	55,771	42,180

BORQS TECHNOLOGIES, INC.

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands of US$, unless otherwise stated)

	For the six months ended June 30,
	2020	2021
	US$	US$
Net revenues:
Software	4,804	5,490
Hardware	6,212	7,007

Total net revenues	11,016	12,497

Cost of revenues
Software	(3,568)	(4,216)
Hardware	(5,964)	(6,501)
Total cost of revenues	(9,532)	(10,717)

Total gross (loss) profit	1,484	1,780

Operating expenses:
Sales and marketing expenses	(375)	(218)
General and administrative expenses	(14,086)	(24,743)
Research and development expenses	(3,471)	(3,285)

Total operating expenses	(17,932)	(28,246)

Other operating income	-	-

Operating income (loss)	(16,448)	(26,466)

Interest income	14	3
Interest expense	(1,473)	(2,694)
Other income	4	31
Other expense	(12)	(219)
Foreign exchange income (loss)	207	(222)

Income (loss) from continuing operations, before income taxes	(17,708)	(29,567)

Income tax (expense) benefit	6	-

Net income (loss) from continuing operations	(17,702)	(29,567)
Discontinued operation
(Loss) income from operations of discontinued entities	(3,031)	-
Income tax benefit (expense)	-
Net (Loss) income on discontinued operations	(3,031)	-

Net income (loss)	(20,733)	(29,567)

Less: Net income (loss) attributable to noncontrolling interest	(1,047)	1

Net income (loss) attributable to Borqs Technologies, Inc.	(19,686)	(29,568)

Summary discussions on the results of the first half of 2021.

Due to the completion of the sale of our Mobile Virtual Network Operator (“MVNO”) Business Unit on October 29, 2020, the Company no longer has a variable interest equity (“VIE”) in its operations as of December 31, 2020 and also there were no assets or liabilities held for sale for the interim period ended June 30, 2021.

Our revenue for the six months ended June 30, 2021 was $12.5 million as compared to $11.0 million for the same period of 2020. The increase in general and administrative expenses in the first half of 2021 was due to stock-based compensation that the Company incurred in lieu of cash payments; and the low levels of sales in 2021, and also in 2020, were due to the negative effects of the COVID-19 global pandemic which directly impacted our business activities and hampered our working capital, when some of our customers significant reduced order from the pre-pandemic levels while some factories and suppliers in China that we worked with were closed during this period of time.

Geographically, our sales were mainly from the U.S., India and Europe. For the interim period ended June 30, 2021, our customers in the U.S., India, Europe and China accounted for 30.9%, 30.4%, 27.3% and 11.4% respectively.

The below table shows the reconciliation of EBITDA and Adjusted EBITDA from the US-GAAP net losses for the interim periods ended June 30, 2021.

	For the six months ended
	June 30
	2020	2021

Net income (loss) from continuing operations	(17,702)	(29,567)

Income tax (expense) benefit	6	-
Interest expense	(1,459)	(2,691)
Depreciation and amortization	(1,615)	(706)
Other expense	(8)	(188)
Foreign exchange gain (loss)	207	(222)

EBITDA	(14,833)	(25,760)

Impairment of intangible assets	(1,375)	-
Non-recurring project costs	-	(76)
Stock based compensation	(10,699)	(19,326)
Stock based financial expenses	-	(3,556)

Adjusted EBITDA	(2,760)	(2,802)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BORQS TECHNOLOGIES INC.
(registrant)

Dated: September 28, 2021	By:	/s/ Anthony K. Chan
Anthony K. Chan
Chief Financial Officer